

CM 2/14

AM 2-14-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05035563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50205

RECEIVED

FEB 1 1 2005

185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
(No. and Street)

MIAMI   FLORIDA   33156
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE R. FERNANDEZ   (305) 670-9250
               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.
(Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI, FLORIDA   33144
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 1 6 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY



*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ALAN PAREIRA_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FLORIDA ATLANTIC SECURITIES CORP._____ , as
of __DECEMBER 31_____ , 20 __04___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ — *NONE* — _____

_____

_____

IDOLIDIA C FELIZ
MY COMMISSION #DD215726
EXPIRES: MAY 27, 2007
Bonded through Advantage Notary

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2004



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

_____

ROBERT N. PERLESS, CPA
RETIRED

January 28, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash in Banks and on Hand	$ 127,554	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $1,651,903	1,931,022	
Trading Securities Owned, Not Readily Marketable, at Estimated Fair Value - Original Cost - $20,934	15,640	
Accounts Receivable, No Reserve Required	2,615,963	
Prepaid Expenses	10,560	
Total Current Assets		$ 4,700,739

OTHER ASSETS

Lease Security Deposit	$ 4,359	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $18,072	-	
Total Other Assets		4,359
TOTAL ASSETS		$ 4,705,098

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts Payable -
    Securities Sold, Not Yet Purchased,
      at Market Value, Original Sales Price - $ 105,643 $ 134,189
    Due to Correspondent Broker   1,567,194
    Due to Others   30,308
  Accrued Salaries, Commissions, and Other
    Expenses   151,899

    Total Current Liabilities $ 1,883,590

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common Stock - $.01 Par Value; Voting Shares,
  Class A; Authorized - 2,000,000 Shares;
  Issued - 271,250 Shares $ 2,713
  Common Stock - $.01 Par Value; Non-Voting Shares,
  Class B; Authorized - 1,000,000 Shares; No Shares
  Outstanding   -
  Additional Paid-In Capital   201,090
  Retained Earnings   2,617,705

    Total Stockholders' Equity   2,821,508

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 4,705,098

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		$ 1,628,597
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 638,021	
Clearance, Quotation, and Communication Costs	112,780	
Occupancy and Other Rentals	61,341	
Taxes, Other than Income Taxes	2,928	
Other Operating Expenses	78,601	
Total Operating Expenses		893,671
PROFIT FROM OPERATIONS		$ 734,926
INTEREST EXPENSE		-
PROFIT BEFORE INCOME TAXES		$ 734,926
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 734,926

No Provision for Income Taxes has been provided as the Company and its stockholders' have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
Balance - January 1, 2004	271,250	$ 2,713	-	$ -	$ 201,090	$ 1,882,779
Net Profit for the Period	-	-	-	-	-	734,926
Balance - December 31, 2004	271,250	$ 2,713	-	$ -	$ 201,090	$ 2,617,705

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES

Net Profit	$ 734,926	
Adjustments to Reconcile Net Profit to Net		
Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	1,850	
Increase in Unrealized (Gain) on Trading Securities Owned, Marketable and Not Readily Marketable	(258,017)	
Increase in Unrealized Loss on Trading Securities Sold, Not Yet Purchased	37,102	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(499,085)	
Increase in Trading Securities Owned, at Cost	(797,694)	
Increase in Trading Securities Sold, Not Yet Purchased, at Cost	23,887	
Decrease in Trading Securities Owned, Not Readily Marketable, at Cost	16,316	
Increase in Prepaid Expenses	(837)	
Increase in Due to Correspondent Broker	757,491	
Increase in Accounts Payable and Accrued Expenses	18,569	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 34,508
INCREASE IN CASH		$ 34,508
CASH AT BEGINNING OF YEAR		93,046
CASH AT END OF YEAR		$ 127,554

SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest Paid	$ -
Income Taxes Paid	$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2004.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2004, the Company's "Net Capital" was substantially in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. This lease expires on January 31, 2006.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31

2005	$ 62,124
2006	5,177
	$ 67,301

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2004
is as follows:

Commissions	$ 1,127,279
Administrative Fees	55,834
Firm and Investment Trading	290,426
Interest, Dividends, and Other	155,058
	$ 1,628,597

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2004
is as follows:

Due from Correspondent Broker	$ 2,594,419
Due from Others	12,122
Dividends and Interest	9,422
	$ 2,615,963

The amount Due From Correspondent Broker primarily represents funds in a cash
account as part of the funds on deposit supporting the trading, investing and
underwriting activities of the Company.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL

Total Stockholders' Equity		$ 2,821,508
Add: Liabilities Subordinated to Claims of		
General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 2,821,508

Less (Add): Non-Allowable Assets and Other Deductions (Credits):

1. Net Property and Equipment	$ -	
2. Accounts and Loans Receivable	12,122	
3. Securities Non-Readily Marketable	15,640	
4. Prepaid Expenses	10,560	
5. Lease Security Deposit	4,359	
6. Fidelity Bond Deductible	5,000	
7. Market Value of Short Options	(25,850)	
8. Market Value of Optioned Stock in Excess of		
Option Exercise Price	16,880	38,711
Net Capital Before Haircuts on Security Positions		$ 2,782,797

Haircuts on Securities, Computed, where Applicable,
   Pursuant to 15c3-1(f):

1. Trading and Investment Securities:		
a. Exempted Securities	$ 12,641	
b. Debt Securities	17,222	
c. Options	2,500	
d. Other Securities	198,891	231,254
Net Capital		$ 2,551,543

NOTE - There are no significant differences in the computation of adjusted net capital between
the unaudited broker-dealer focus report and the audited annual report.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS
Items Included in Statement of Financial Condition

Accounts Payable	$ 30,308	
Accrued Salaries, Commissions, and Other Expenses	151,899	
Total Aggregate Indebtedness		$ 182,207

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 12,147
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 2,451,543
Excess Net Capital at 1,000 Percent	$ 2,533,322
Percentage of Aggregate Indebtedness to Net Capital	7.14%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Non-Applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

_____

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

January 28, 2005